Selling Stockholder Prospectus Supplement No. 4
(To Prospectus dated December 14, 2017, as
supplemented by prospectus supplement dated
February 6, 2018)

Filed pursuant to Rule 424(b)(7)
Registration No. 333-222066



Denbury Resources Inc.

17,165,609 Shares of Common Stock

This selling stockholder prospectus supplement no. 4 ("Supplement No. 4") supplements, updates and amends the selling stockholder information contained in the prospectus dated December 14, 2017 and the prospectus supplement dated February 6, 2018 (together, the "Prospectus"). The Prospectus covers the resale from time to time by selling stockholders that may be named in one or more selling stockholder prospectus supplements of up to an aggregate of 38,563,154 shares of our common stock issuable upon conversion of our 3½% Convertible Senior Notes due 2024 (the "3½% Convertible Notes"). This Supplement No. 4, together with the Prospectus, specifically covers the resale from time to time by the selling stockholders named herein of up to 17,165,609 of such shares of our common stock.

This Supplement No. 4 is not complete without, and may not be utilized except in connection with, the Prospectus. This Supplement No. 4 is qualified by reference to the Prospectus, except to the extent that the information provided by this Supplement No. 4 supersedes information contained in the Prospectus. You should carefully read this Supplement No. 4 and the Prospectus, together with the documents we incorporate by reference, before you invest in our common stock.

Our common stock is listed on the New York Stock Exchange under the symbol "DNR." On April 13, 2018, the last sale price of our common stock as reported on the New York Stock Exchange was $2.95 per share.

Investing in our common stock involves substantial risk. Please read "Risk Factors" beginning on page 4 of the Prospectus and in the documents we incorporate by reference.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this selling stockholder prospectus supplement No. 4 is April 16, 2018.

SELLING STOCKHOLDERS

The following information supplements the information set forth under the captions "Selling Stockholders" in the Prospectus. This Supplement No. 4 includes information with respect to selling stockholders not previously listed in the Prospectus. This information is based solely upon information provided to us by the selling stockholders and is accurate to the best of our knowledge as of the date hereof.

The number and percentage of shares beneficially owned before this offering, offered for resale hereunder and beneficially owned after this offering for each selling stockholder assume (i) the conversion by the selling stockholders of all 3½% Convertible Notes held by them, (ii) the offer and sale by the selling stockholders of all shares of our common stock received upon such conversion that are registered for resale hereunder and (iii) no other acquisitions, dispositions or issuances of shares of our common stock. However, the selling stockholders may not convert all of the 3½% Convertible Notes held by them and, even if they do convert all of such notes, they may not offer or sell any of the shares of our common stock received upon such conversion hereunder. They may also acquire additional shares of our common stock other than pursuant to conversion or may dispose of shares of our common stock other than under this Supplement No. 4 and the Prospectus. Therefore, it is difficult to estimate the aggregate number of shares that the selling stockholders will ultimately offer and sell pursuant to this Supplement No. 4 and the Prospectus or that the selling stockholders will ultimately own upon completion of the offering to which this Supplement No. 4 and the Prospectus relate.

As of March 31, 2018, 402,140,074 shares of our common stock were issued and outstanding (excluding treasury shares). On April 10, 2018, we sent a mandatory conversion notice to all holders of our 3½% Convertible Notes. Thus, all of our 3½% Convertible Notes that were issued will be converted into shares of our common stock by the close of business on April 17, 2018, resulting in an aggregate of 38,506,636 shares of our common stock having been issued upon conversion of our 3½% Convertible Notes.

Additionally, if all of the outstanding 5% Convertible Senior Notes due 2023 were to convert into shares of our common stock, up to an additional 16,743,372 shares could be issued at the current conversion rate for such notes.

The selling stockholders named below and their permitted transferees, pledgees, or other successors may from time to time offer the shares of our common stock offered by this Supplement No. 4 and the Prospectus. Except as otherwise indicated in the footnote below, the beneficial owner has sole voting and investment power with respect to the indicated shares of our common stock. The percentage of our shares before and after the offering are based on 402,140,074 shares outstanding as of March 31, 2018, plus, for each selling stockholder to the extent not included in the foregoing, the number of shares of common stock issuable upon conversion of the 3½% Convertible Notes held by that selling stockholder.

Name	Shares Beneficially Owned Before Offering		Number of Shares Being Offered For Resale	Shares Beneficially Owned After Offering	
	Number	Percent		Number	Percent
AB Bond Fund, Inc. – AB Income Fund [1]	83,999	*	83,999	—	—
AB Collective Investment Trust Series – AB US High Yield Collective Trust [1]	44,444	*	44,444	—	—
AB High Income Fund Inc. [1]	314,791	*	314,791	—	—
AB SICAV I – US High Yield Portfolio [1]	19,555	*	19,555	—	—
AB Unconstrained Bond Fund Inc. [1]	8,888	*	8,888	—	—
ACM Global High Yield – Offshore [1]	1,929,296	*	1,929,296	—	—
AllianceBernstein Global High Income Fund Inc. [1]	59,554	*	59,554	—	—
Citadel Equity Fund Ltd. [2]	12,273,241	3.05%	12,273,241	—	—
Gardner Lewis Event Driven Fund, L.P. [3]	911,120	*	911,120	—	—
Kaiser Foundation Hospitals [1]	27,110	*	27,110	—	—
Kaiser Permanente Group Trust [1]	19,110	*	19,110	—	—
Neuberger Berman Alternative Funds – Neuberger Berman Absolute Return Multi-Manager Fund [4]	57,856	*	57,856	—	—
Neuberger Berman Investment Funds PLC [4]	19,589	*	19,589	—	—
Principal Funds, Inc. – Global Multi-Strategy Fund [4]	270,147	*	270,147	—	—
Sound Point Credit Opportunities Master Fund, L.P. [4]	854,630	*	854,630	—	—
Sound Point Montauk Fund, L.P. [4]	27,333	*	27,333	—	—
The AB Portfolios – AB All Market Total Return Portfolio [1]	5,777	*	5,777	—	—
Warberg CA Fund LP [5]	239,169	*	239,169	—	—

*	Less than 1%.
(1)	The address of the selling stockholder is 1345 Avenue of the Americas, New York, New York 10105.
(2)	The address of the selling stockholder is 131 South Dearborn Street, 34th Floor, Chicago, Illinois, 60603.
(3)	The address of the selling stockholder is 285 Wilmington West Chester Pike, Chadds Ford, Pennsylvania 19317.
(4)	The address of the selling stockholder is 375 Park Avenue, 33rd Floor, New York, New York 10152.
(5)	The address of the selling stockholder is 716 Oak Street, Winnetka, Illinois 60093.